Exhibit 2.1
ASSIGNMENT AGREEMENT

Dated this 11th day of July, 2008

Between

Synthenol Inc. (‘Synthenol’)

And

Hokley Limited (‘Hokley’)

Whereas
•	Synthenol is indebted to Hokley for approximately $235,000 plus interest and fees
•	Hokley loaned Synthenol $30,000 on May 15, 2007 which was due and payable on May 15, 2008, secured by a promissory note.
•	Synthenol has a 6% carried interest in a company, Thermal Ablations Technology Canada Inc. (‘TATC’) that developed a thermal balloon ablation system to eliminate dysfunctional uterine bleeding.
•	Synthenol believes that TATC sold the technology to MDMI Technologies Inc. (‘MDMI’) for an undisclosed amount without the TATC shareholder’s approval.
•	Synthenol believes that MDMI resold the technology to a third party for $1 million.
•	Synthenol and Hokley have agreed to assign a value of $30,000 to the 6% interest in TATC
•
Hokley has agreed to cancel the promissory note for $30,000 which was due and payable on May 15, 2008, and the interest and fees accumulated on the loan of $30,000 in exchange for Synthenol assigning the 6% interest in TATC to Hokley.

NOW THEREFORE, the parties agree as follows

1.	Synthenol hereby assigns all right, title and interest in and to their ownership interest in TATC to Hokley.
2.	Hokley hereby cancels the promissory note for $30,000, which was due and payable on May 15, 2008, and the interest and fees accumulated on the loan.
3.	Synthenol will sign all such documentation to give effect to this Assignment Agreement.
4.	Hokley indemnifies Synthenol from any liabilities with respect to the 6% interest in TATC.

Dated this 11th day of July, 2008

/s/ John (Jack) Page	/s/ Cecil Morris
Synthenol Inc.	Hokley Limited